Dear Members of the BEN Board of Directors:

After considerable deliberation and multiple attempts by me to resolve any and all disputes with BEN and to attempt to get the Board to conduct itself in a manner that puts the interests of the Company first, I am compelled to tender my resignation from the Board, effective immediately. The reason for my resignation is that the Board, and me specifically, have been systematically deprived of the information and material needed for us/me to discharge our/my oversight and fiduciary duties to the Company. Minutes of our meetings are not maintained (or, if they are maintained, they are not made available to the Board), there is no business or strategic plan or budgeting or metrics to plot the course of the Company or to measure the progress or success of the Company, directives issued by the Board are routinely disregarded, individual Board members are consulted, to the exclusion of the rest of the Board, on matters of great importance to the Company, liabilities are routinely, and fraudulently, shifted to and away from BEN to Mr. Lucas's benefit, funding opportunities are not pursued based on meritless threats of litigation by the founder and unfulfilled promises of better funding options by an existing group of shareholders (as a result, the Company remains severely undercapitalized), and rather than actually undertaking to discharge its corporate governance functions, the Board has, without a vote or any oversight, delegated those responsibilities to Mr. Lucas. In turn, Mr. Lucas has effectively operated the Company for his own financial and strategic benefit, rather than for the benefit of all of its shareholders. Mr. Lucas dictates, mostly by fear and intimidation, all strategic and financial decisions effecting BEN. This is not a sustainable way for the Company or its Board to operate.

I trust that the Company will make the required regulatory disclosure regarding my resignation from the Board, including detailing the very specific reasons articulated above for my resignation. This disclosure should also include a description of the multiple claims – detailed below – that I am reserving my right to pursue. In addition, the Company should be advised, and it should notify its D&O carrier, of both its and the carrier's obligation to defend and indemnify me against the meritless claims that Mr. Lucas has threatened, in the name of BEN, to pursue against me. Each of those claims – which I have answered, when alerted to them – are completely without merit. Since none of the threatened claims allege fraud and/or intentional misconduct, the Company's Indemnification Agreement and its D&O policy explicitly provide for my defense and indemnification.

I specifically reserve all of my and my affiliated companies' rights and remedies, including, but not limited to, pursuing (1) a claim on behalf of G4 Advisory against Mr. Lucas's company, October 3*rd*, for unpaid fees totaling, at least, $620,000 (this indebtedness was assigned by BEN to October 3*rd*); (2) a claim by me and DHC for hundreds of thousands of dollars of unreimbursed expenses; (3) a claim by me against Messrs. Lucas and Henderson for defamation; and (4) a derivative claim by me, as a substantial shareholder of BEN (I own more than 950,000 shares), on behalf of BEN, against Mr. Lucas, Mr. Henderson, and certain select members of BEN's Board of Directors for multiple breaches of their fiduciary duties.

I have tried to work with the Board to resolve all of these issues and to focus on building a successful and sustainable company that is regulatorily compliant. However, my attempts have been thwarted and, for some reason unknown to me, the Board seems paralyzed to act and completely beholden to Mr. Lucas. I remain open to further discussion on all of this, but cannot continue to expose myself to liability and the reputational risk inherent in my remaining on the Board, particularly given the way it has decided to comport itself. As always, I wish you all and the Company good luck and unbridled growth and prosperity.

Chris Gaertner